Filed by Citigroup Inc. pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c) and
deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Registration No. 333-158100

Citigroup Inc.

399 Park Avenue

New York, NY 10043

July 13, 2009

Dear Common Stockholder,

We recently mailed proxy materials asking you to consent to eliminate certain rights of holders of Public Preferred Depositary Shares. The “proxy deadline” is soon approaching and is currently scheduled to occur on July 24, 2009. According to our records, your vote has not yet been received.

Your shares cannot be voted unless you give your specific instructions and either sign, date and return your proxy card or voting instruction form; or vote by telephone or Internet.

The Board of Directors unanimously recommends that stockholders vote “FOR” the four proposals as set forth in the “Preferred Proxy Statement” that was previously sent to you. The “Preferred Proxy Statement” as it is referred to can be viewed in its entirety at http://www.citigroup.com/citi/fin/offermaterials.htm

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Please Note: The first proposal, or Dividend Blocker Amendment, proposes to eliminate the priority of Public Preferred Depositary Shares over Common Stock in the payment of future dividends. This proposal, if approved, would not block future dividends to Common Stockholders.

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Similarly, the second proposal, or Director Amendment, proposes to eliminate rights of holders of Public Preferred Depositary Shares to elect two members of the Citigroup board of directors if dividends are not paid on the Public Preferred Depositary Shares for six quarters (three semi-annual periods in the case of the Series E Public Preferred Depositary Shares) whether or not consecutive.

Your vote is extremely important. Please vote today by signing, dating and returning your proxy card or by using the toll free telephone voting service or the Internet. Voting instructions are located on the enclosed proxy card or voting instruction form. You may also vote by signing, dating and returning the proxy card in the envelope provided.

If you have any questions regarding any of the four proposals or on how to vote your shares, please call Morrow & Co., LLC; toll free at (800) 445-0102.

Sincerely,

Richard D. Parsons

Chairman of the Board of Directors